Enter Corp.
9 Hayarden Street
Moshav Yashresh
D.N. Emek Sorek
Israel. 76838
Phone: 011-972-54-996-2967
Facsimile: 011-972-57-955-7292

April 7, 2010

Filed Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3561
Washington, D.C. 20549-3030

RE:	Enter Corp.
Form S-1/A
Filed March 22, 2010
File No. 333-164000

Dear Mr. Reynolds:

This letter is in response to your letter dated March 31, 2010. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

General

Please amend to provide a currently dated consent from your independent accountants.

We have added a currently dated consent as Exhibit 23.1 to Amendment 3 to Form S-1.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Itzhak Ayalon
/s/

President, Chief Executive Officer, Treasurer and Director
Enter Corp.